SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

 Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that, received on January 15, 2018, from Comissão de Valores Mobiliários - CVM, the Official Letter nº 18/2018/CVM/SEP/GEA-1, regarding the news published on January 12, 2017, in the newspaper O Globo, News section, under the title: “Eletrobras’ CEO believes that the company will be privatized in the second semester", as transcribed at the end of this market announcement.

In compliance with the aforementioned Official Letter, the Company clarifies that:

1.   The Company disclosed a Relevant Fact on November 29, 2017, which refers to Official Letter 817/2017/GM-MME and this to Informative Note No. 3/2017/AEPED/MME, which contains all the information that was provided to the Company by the controlling shareholder, Federal Goverment, regarding Eletrobras’ potential privatization;

2.   The Relevant Fact in reference and the documents referenced therein have been properly filed with the Securities and Exchange Commission - CVM, US Securities and Exchange Commission - SEC, The New York Stock Exchange - NYSE and the Latibex Stock Exchange, as well as being available on Eletrobras’ website (www.eletrobras.com/ir);

3.   There are no scheduled dates for completion of the operation, as it depends on legislative and governmental approvals which have not yet been obtained and are out of the Company’s control;

4.   Thus, the CEO's statement, in the terms of the attached report, refers to mere personal opinion. At the time of such manifestation and as stated in the news, it was noted that the operation depends on the aforementioned authorizations;

5.   The information officially available, up to this date, to the Company has been adequately disclosed through channels established by applicable Brazilian and foreign legislation.

Rio de Janeiro, January 16 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free Translation of the Official Letter nº 18/2018/CVM/SEP/GEA-1

Rio de Janeiro, January 15, 2018.

“Subject: Request for clarification on news”

Dear Officer,

1.  Regarding the news published on 01.12.2018, in the newspaper O Globo, News section, under the title: “Eletrobras’ CEO believes that the company will be privatized in the second semester" which includes the following statements:

Eletrobras’ CEO, Wilson Ferreira, thinks that at the beginning of the second semester the government will be able to privatize the company. There is no legal framework for this yet, the MP that dealt with the matter was stopped by Justice, the bill that regulates this privatization is not even in the Congress. It must go before the end of the recess. He believes the bill will be approved in the first half of the year.

2.  In this regard, we request a statement from the company regarding the veracity of the news and, if so, explain the reasons why it was not considered a Relevant Fact, as well as comment on other information considered important on the subject.

3.  We also remind you of the obligation set forth in the sole paragraph of art. 4 of CVM Instruction No. 358/02, to inquire of the Company's management and controlling shareholders, as well as all other persons with access to relevant acts or relevant facts, with the purpose of ascertaining whether they would have knowledge of information that should be disclosed to the market.

4.  Such manifestation should occur through the system Empresas.NET, category: Comunicado ao Mercado, type: Esclarecimentos sobre questionamentos da CVM/B3, subject: Notícia Divulgada na Mídia, which should include the transcription of this letter.

5.  We hereby warn that, according to the Superintendence of Corporate Relations, in the use of its legal attributions, and based on item II of article 9, Law 6,385/76 and CVM Instruction 452/07, a fine of BRL 1,000.00 (one thousand reais) may be applied, without prejudice to other administrative sanctions, for non-compliance with the requirement contained in this letter, sent exclusively by e-mail, until 01.16.2018, notwithstanding the provisions of sole paragraph of art. 6 of CVM Instruction 358/02.

Regards,”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.